07022922

ANNEX A

TOMTOM®

RECEIVED
2007 APR 25 A 10:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

New and Expanded Maps Now Available for TomTom Users

- *TomTom makes maps of new territories available*
- *New maps offer an abundance of new navigation information including:*
    - *Thousands of kilometers of new roads and cross roads across Europe*
    - *London's new congestion charge zone (UK)*
    - *New Points Of Interest in small urban areas (France);*
    - *Increased house number information (Italy, Spain, Portugal);*

PROCESSED
APR 30 2007
THOMSON FINANCIAL

SUPPL

Amsterdam, 17 April 2007 – TomTom, the world's largest navigation solutions provider, today announces the availability of updates of most of its maps across its entire product portfolio. Customers will be able to conveniently update the maps for their device through TomTom HOME or via the TomTom website on www.tomtom.com.

The new TomTom maps contain updated information on the following regions: Europe, USA and Canada. In addition, map of South Africa will now also be available. Furthermore, the new maps also reflect numerous updates in the road network, including thousands of kilometers of new roads, cross roads and Points of Interest across Europe. Using the most up to date maps guarantees users an accurate, simple, safe, easy and stress-free navigation experience.

The updated maps are compatible with the entire TomTom GO, TomTom ONE, TomTom RIDER and TomTom NAVIGATOR 6 product portfolio.

The updated maps can be purchased as a download via TomTom HOME - TomTom's free software application that enables users to manage, download, store and transfer content from their computer onto their TomTom device - or from the TomTom website. Customers can easily install their new maps onto their TomTom via TomTom HOME.

"With the update of our maps portfolio, TomTom continues to deliver easy to use, affordable and the most accurate maps available. All our users can buy maps with the latest and most up to date information, including recent updates in the global road network. This ensures the best and safest navigation on the market for TomTom users," says Alexander Ribbink, chief operating officer at TomTom.

The updated TomTom maps are immediately available via TomTom HOME or at www.tomtom.com/products/maps.

Prices for downloadable maps are:
Regional maps: 39.95 - 59.95 euro
Map of Western Europe: 99.95 euro
Map of Poland, Czech Republic, Hungary and Slovakia: 59.95 euro

Map of South Africa – 99.95 euro

Map of Hong Kong – 39.95 euro

Map of Singapore – 39.95 euro

Map of US and Canada: 99.95 euro

For more information please contact:

Investor Relations and Financial Press

Taco Titulaer

Investor.relations@tomtom.com

+ 31 (0) 20 850 1170

About TomTom

TomTom NV is a leading provider of personal navigation products and services. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box; these are the award winning TomTom GO family, the TomTom ONE range and the TomTom RIDER. TomTom PLUS, is the location-based content and services offering for TomTom's navigation products easily available through TomTom HOME. TomTom also provides navigation software products which integrate with third party devices; the TomTom NAVIGATOR software PDA's and smartphones. TomTom WORK combines industry leading communication and smart navigation technology with leading edge tracking and tracing expertise. TomTom's products are sold through a network of leading retailers in 20 countries online. TomTom was founded in 1991 in Amsterdam and has offices in Europe, North America and Asia Pacific. TomTom is listed at Euronext, Amsterdam Stock Exchange in the Netherlands. For more information, go to www.tomtom.com.

Notice on forward-looking statements

This release includes forward-looking statements regarding TomTom NV and its business. These statements are based on the company's current plans, estimates and projections, as well as its expectations of external conditions and events. In particular the words "expect", "anticipate", "estimate", "may", "should", "believe" and similar expressions are intended to identify forward-looking statements, as are any statements regarding TomTom NV's future product introductions, releases and updates. Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. The forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially as a result of known and unknown risk factors and uncertainties affecting TomTom, including, but not limited to, the risk factors listed under "Business Risks" in the company's 2006 Annual Report, available at http://investors.tomtom.com/tomtom/reports/rep_2006/ . TomTom NV undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise

END